

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2020

Glenn P. Sblendorio
President and Chief Executive Officer
IVERIC bio, Inc.
One Penn Plaza, 35th Floor
New York, New York 10119

>   **Re: IVERIC bio, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed August 6, 2020**
>   **File No. 333-241714**

Dear Mr. Sblendorio:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Brian A. Johnson, Esq.